Filed by Sanofi-Aventis
  Pursuant to Rule 165 and Rule 425(a) under the United States Securities Act of
                                                                1933, as amended

                                                        Subject Company: Aventis
                                                   Commission File No. 001-10378
                                                         Date: September 3, 2004


         On September 3, 2004, Sanofi-Aventis (formerly known as
Sanofi-Synthelabo) published the following advertisement in the Financial Times -- European Edition summarizing the results of Sanofi-Synthelabo for the first half of 2004.

         In connection with its acquisition of Aventis, Sanofi-Aventis (formerly known as Sanofi-Synthelabo) has filed with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4 (File no:
333-112314), which includes a prospectus and a prospectus supplement relating to the revised offer, and related exchange offer materials, to register the Sanofi-Aventis ordinary shares (including Sanofi-Aventis ordinary shares represented by Sanofi-Aventis ADSs) to be issued in exchange for Aventis ordinary shares held by holders located in the United States and for Aventis ADSs held by holders wherever located and has also filed with the SEC a Statement on Schedule TO. INVESTORS AND HOLDERS OF AVENTIS SECURITIES ARE STRONGLY ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS AND PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and holders of Aventis securities may obtain free copies of the registration statement, the prospectus, the prospectus supplement relating to the revised offer and related exchange offer materials, and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov. The prospectus, the prospectus supplement relating to the revised offer and other transaction-related documents have been mailed to Aventis securityholders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone 1-(212) 929-5500 (call collect) or 1-(800) 322-2885
(toll-free call); e-mail proxy@mackenziepartners.com.


                                     * * * *

                   SANOFI-SYNTHELABO HALF-YEARLY RESULTS 2004

[Side Bar Text]

CONSOLIDATED SALES GROWTH ON COMPARABLE BASIS + 18.9%

OPERATING PROFIT + 24.6%

NET INCOME BEFORE EXECPTIONAL ITEMS AND GOODWILL + 20.0%

EARNINGS PER SHARE BEFORE EXECPTIONAL ITEMS AND GOODWILL + 21.6.0%

[Main Body of Advertisement]

               EXCELLENT FIRST HALF OF 2004 FOR SANOFI-SYNTHELABO

                 STRONG GROWTH IN EPS* IN THE FIRST HALF OF 2004
             21.6% ON A REPORTED BASIS, 32.8% AT 2003 EXCHANGE RATES
     * Earnings per share before exceptional items and goodwill amortization

- Strong sales growth:
    * CONSOLIDATED NET SALES: UP 18.9% on a comparable basis (14.3% on a reported basis) at 4,460 million euros.
    *  DEVELOPED SALES(1): UP 25.5% on a comparable basis at 5,832 million euros

-   IMPROVEMENT OF 1.3 POINTS IN GROSS MARGIN (1.6 POINTS at 2003 exchange rates
    (2)).

- R&D investment maintained, with a rise of 13.4% (16.6% at 2003 exchange rates(2)).

- Sales and marketing spend maintained across all markets, especially in the United States

-   STRONG GROWTH IN OPERATING PROFIT OF 24.6% (34.9% at 2003 exchange rates(2))

- 20.6% ADVANCE IN NET INCOME (31.9% at 2003 exchange rates(2)) to 1,138 million euros

- 20.0% GROWTH IN NET INCOME before exceptional items and goodwill amortization (31.2% at 2003 exchange rates(2)) to 1,136 million euros

-   EPS(3) OF 1.63 EUROS, A RISE OF 21.6% (32.8% at 2003 exchange rates)

BROAD SUCCESS OF THE OFFER FOR AVENTIS

-   95.47% of the capital of Aventis tendered into the offer

OUTLOOK FOR 2004

- FIRST HALF PERFORMANCE FULLY SUPPORTS SANOFI-SYNTHELABO'S 2004 FORECASTS(4) (excluding Aventis acquisition)

- CONFIRMATION OF THE ACCRETIVE EFFECT OF THE DEAL ON SANOFI-AVENTIS PROFORMA NET ADJUSTED INCOME PER SHARE

FURTHER HIGHLY FAVORABLE RESULTS FOR ACOMPLIA(TM)

- CONFIRMATION OF EXCELLENT RISK/BENEFIT PROFILE OF ACOMPLIA(TM), WITH THE PRESENTATION TO THE ESC(5) OF VERY FAVORABLE ONE-YEAR RESULTS FROM THE RIO-EUROPE STUDY


[FOOTNOTES]

(1) Developed sales include Sanofi-Synthelabo consolidated sales and sales generated under the agreements with Bristol-Myers Squibb on Plavix(R)/Iscover(R) (clopidogrel) and Aprovel(R) /Avapro(R)/Karvea(R) (irbesartan), and with Fujisawa on Stilnox(R)/Myslee(R) (zolpidem)

(2)  Average real exchange rate for the first half of 2003

(3)  Before exceptional items and goodwill amortization

(4) Barring major adverse events, based on the current Group structure, and excluding the combination with Aventis: 1) a similar level of consolidated sales growth, on a comparable basis, to that achieved in 2003; 2) at an exchange rate of 1.25 dollars to the euro, an increase in earnings per share of around 15% before exceptional items and goodwill amortization

(5)  European Society of Cardiology

               SANOFI-SYNTHELABO CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------
IN MILLIONS OF EUROS                    H1 2004          H1 2003          CHANGE
--------------------------------------------------------------------------------
Net sales                                4,460            3,903           +14.3%
GROSS PROFIT                             3,660            3,153           +16.1%
Research and development expenses        (704)            (621)           +13.4%
OPERATING PROFIT                         1,733            1,391           +24.6%
NET INCOME*                              1,138             944            +20.6%
NET INCOME*                              1,136             947            +20.0%
EARNINGS PER SHARE* (IN EUROS)            1.63             1.34           +21.6%
EARNINGS PER SHARE (IN EUROS)             1.63             1.34           +21.6%
--------------------------------------------------------------------------------
* before exceptional items and goodwill amortization



This advertisement contains projections and other statements that are not historical facts, which are subject to various risks and uncertainties (many of which are difficult to predict and generally beyond the control of Sanofi-Aventis) that could cause actual results and developments to differ materially from those expressed, or implied or projected. These risks and uncertainties include those discussed in our filings with the United States Securities and Exchange Commission (SEC) and the French Autorite des marches financiers (AMF). Other than as required by applicable law, Sanofi-Aventis does not undertake any obligation to update any statement that is not a historical fact.

IMPORTANT INFORMATION. In connection with its acquisition of Aventis, Sanofi-Aventis (formerly known as Sanofi-Synthlebo) has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov and also may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the subsequent offering periods in each of these three offers will expire at the same time.

This advertisement is not an offer to sell or exchange any securities and it is not soliciting an offer to buy or exchange any securities, nor shall there be any sale, purchase or exchange of securities in any jurisdiction (including Italy and Japan) in which such offer, solicitation, sale, purchase or exchange is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

In accordance with article 7 of the COB rule no. 2002-04, this advertisement was transmitted to the AMF before its dissemination. The complete press release is available at www.sanofi-synthelabo.com.

UNLESS OTHERWISE INDICATED, GROWTH RATES ARE ON A COMPARABLE BASIS

GROUPE SANOFI-AVENTIS

FOR FURTHER INFORMATION:
INVESTOR RELATIONS - 174, AVENUE DE FRANCE - 75013 PARIS - FRANCE
TEL.: + 33 (1) 53 77 45 45 - FREEPHONE NUMBER: 00 800 07 58 76
WWW.SANOFI-SYNTHELABO.COM